-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                            --------------------

                                 FORM 11-K

                            --------------------


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1997

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ________ to __________

                       Commission file number 333-21093


                                   COSTCO
                           401(k) RETIREMENT PLAN


                            --------------------

                            COSTCO COMPANIES, INC.
                                999 LAKE DRIVE
                          ISSAQUAH, WASHINGTON 98027
                                (425) 313-8100


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                     COSTCO
                     WHOLESALE

                   401(k) RETIREMENT PLAN
                   EIN 33-0572969
                   PIN 002
                   FINANCIAL STATEMENTS AND SCHEDULES
                   DECEMBER 31, 1997 AND 1996
                   TOGETHER WITH AUDITORS' REPORT

                                       COSTCO

                               401(k) RETIREMENT PLAN

                         FINANCIAL STATEMENTS AND SCHEDULES

                             DECEMBER 31, 1997 AND 1996


                                       INDEX



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

          Statements of Net Assets Available for Plan Benefits as of
              December 31, 1997 and 1996

          Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1997

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL INFORMATION

          Schedule I, Item 27a -- Schedule of Assets Held for Investment Purposes as of December 31, 1997

          Schedule II, Item 27d -- Schedule of Reportable Transactions for the Year Ended December 31, 1997

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefits Committee of
the Costco 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Costco 401(k) Retirement Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Seattle, Washington,
  June 1, 1998

                                       COSTCO

                               401(k) RETIREMENT PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                              AS OF DECEMBER 31, 1997


                                                                   Participant Directed
                                                        -----------------------------------------------------------------------


                                              Cash        Stable        Equity       Spectrum      Spectrum
                                            and Cash      Value         Income        Income        Growth      New Horizons
                                           Equivalents     Fund          Fund          Fund         Fund            Fund
                                           -----------  -----------   -----------   -----------   -----------   ------------
ASSETS:
  Investments at fair value--
    Registered investment company funds     $56,916     $60,285,173   $84,103,540   $61,805,443   $73,829,666    $6,846,070
    Costco Companies, Inc. common stock
      --2,634,491 shares held                  --          --             --           --             --            --
    Participant loans                          --          --             --           --             --            --
                                            -------     -----------   -----------   -----------   -----------    ----------
          Total investments                  56,916      60,285,173    84,103,540    61,805,443    73,829,666     6,846,070
                                            -------     -----------   -----------   -----------   -----------    ----------

  Contributions receivable--
    Employee                                   --           219,816       345,247       105,392       333,312        63,569
    Employer                                   --        10,871,560     7,537,033     2,400,076     7,046,161     1,172,191
                                            -------     -----------   -----------   -----------   -----------    ----------
          Total receivables                    --        11,091,376     7,882,280     2,505,468     7,379,473     1,235,760
                                            -------     -----------   -----------   -----------   -----------    ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $56,916     $71,376,549   $91,985,820   $64,310,911   $81,209,139    $8,081,830
                                            -------     -----------   -----------   -----------   -----------    ----------
                                            -------     -----------   -----------   -----------   -----------    ----------


                                           ----------------------------------------
                                                           Costco
                                                          Companies,
                                             Mid-Cap         Inc.      Participant
                                           Growth Fund   Common Stock      Loans           Total
                                           -----------   ------------  ------------   ------------
ASSETS:
  Investments at fair value--
    Registered investment company funds    $10,353,107   $    --       $    --        $297,279,915
    Costco Companies, Inc. common stock
      --2,634,491 shares held                  --         117,564,146       --         117,564,146
    Participant loans                          --             --        13,529,202      13,529,202
                                           -----------   ------------  -----------    ------------
          Total investments                 10,353,107    117,564,146   13,529,202     428,373,263
                                           -----------   ------------  -----------    ------------

  Contributions receivable--
    Employee                                    82,603        287,045       --           1,436,984
    Employer                                 1,584,456      7,238,174       --          37,849,651
                                           -----------   ------------  -----------    ------------
          Total receivables                  1,667,059      7,525,219       --          39,286,635
                                           -----------   ------------  -----------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS     $12,020,166   $125,089,365  $13,529,202    $467,659,898
                                           -----------   ------------  -----------    ------------
                                           -----------   ------------  -----------    ------------

   The accompanying notes and schedules are an integral part of this statement.

                                       COSTCO

                               401(k) RETIREMENT PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                              AS OF DECEMBER 31, 1996


                                                                    Participant Directed
                                                        -----------------------------------------------------------------------
                                              Cash        Stable        Equity       Spectrum      Spectrum
                                            and Cash      Value         Income        Income        Growth      New Horizons
                                           Equivalents     Fund          Fund          Fund         Fund            Fund
                                           -----------  -----------   -----------   -----------   -----------   ------------
ASSETS:
  Investments at fair value--
    Registered investment company funds     $42,748     $47,323,062   $53,829,752   $64,681,834   $54,688,418    $  --
    Costco Companies, Inc. common stock
      --2,170,687 shares held                  --          --             --           --             --            --
                                            -------     -----------   -----------   -----------   -----------    ----------
          Total investments                  42,748      47,323,062    53,829,752    64,681,834    54,688,418       --
                                            -------     -----------   -----------   -----------   -----------    ----------

  Contributions receivable--
    Employee                                   --           232,480       298,912        94,382       321,820         3,354
    Employer                                   --        12,263,804     6,331,811     2,101,594     6,409,617       564,570
                                            -------     -----------   -----------   -----------   -----------    ----------
          Total receivables                    --        12,496,284     6,630,723     2,195,976     6,731,437       567,924
                                            -------     -----------   -----------   -----------   -----------    ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $42,748     $59,819,346   $60,460,475   $66,877,810   $61,419,855    $  567,924
                                            -------     -----------   -----------   -----------   -----------    ----------
                                            -------     -----------   -----------   -----------   -----------    ----------


                                           -------------------------
                                                           Costco
                                                          Companies,
                                             Mid-Cap         Inc.
                                             Growth        Common
                                              Fund         Stock          Total
                                           -----------   ------------  ------------
ASSETS:
  Investments at fair value--
    Registered investment company funds     $   --       $   --        $220,565,814
    Costco Companies, Inc. common stock
      --2,170,687 shares held                   --        54,538,510     54,538,510
                                           -----------   -----------   ------------
          Total investments                     --        54,538,510    275,104,324
                                           -----------   -----------   ------------

  Contributions receivable--
    Employee                                   4,220         193,233      1,148,401
    Employer                                 613,125       5,306,538     33,591,059
                                           -----------   -----------   ------------
          Total receivables                  617,345       5,499,771     34,739,460
                                           -----------   -----------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $617,345     $60,038,281   $309,843,784
                                           -----------   -----------   ------------
                                           -----------   -----------   ------------

   The accompanying notes and schedules are an integral part of this statement.

                                       COSTCO

                               401(k) RETIREMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                   Participant Directed
                                                       -----------------------------------------------------------------------


                                                Cash         Stable        Equity       Spectrum      Spectrum
                                             and Cash        Value         Income        Income        Growth      New Horizons
                                            Equivalents      Fund          Fund           Fund          Fund           Fund
                                            -----------   ------------   -----------   -----------    -----------   -----------
NET INVESTMENT RESULTS:
  Net appreciation in fair value of
     investments                              $  --       $    --        $ 9,795,030   $  2,462,328   $ 3,195,834  $  281,405
  Interest                                       --         3,566,824         80,314      4,656,507        63,431       9,710
  Dividends                                      --            --          8,266,462         --         7,484,894     166,050
                                              -------     -----------    -----------   ------------   -----------  ----------
        Total net investment results             --         3,566,824     18,141,806      7,118,835    10,744,159     457,165
                                              -------     -----------    -----------   ------------   -----------  ----------

CONTRIBUTIONS TO THE PLAN:
  Employee                                       --         5,769,153      8,684,217      2,642,390     8,567,565   1,348,732
  Rollovers                                      --           104,077        192,149         84,903        78,701      48,441
  Employer                                       --        12,828,773      9,268,999      2,970,584     8,809,464   1,431,028
                                               -------    -----------    -----------   ------------   -----------  ----------
       Total contributions                       --        18,702,003     18,145,365      5,697,877    17,455,730   2,828,201
                                               -------    -----------    -----------   ------------   -----------  ----------
DISTRIBUTIONS TO PARTICIPANTS:
  Hardship withdrawals                           --          (451,892)      (398,734)       (66,266)     (487,139)    (23,230)
  Terminations                                   --        (2,247,373)    (2,472,746)    (2,971,528)   (2,233,901)   (127,734)
                                               -------    -----------    -----------   ------------   -----------  ----------
       Total distributions                       --        (2,699,265)    (2,871,480)    (3,037,794)   (2,721,040)   (150,964)
                                               -------    -----------    -----------   ------------   -----------  ----------
PARTICIPANT LOANS:
  New loans                                      --        (2,417,951)    (3,602,010)      (816,323)   (2,789,830)   (192,226)
  Loan repayments                                --           139,527        215,925         70,397       178,334      28,234
                                               -------    -----------    -----------   ------------   -----------  ----------
       Total loans                               --        (2,278,424)    (3,386,085)      (745,926)   (2,611,496)   (163,992)
                                               -------    -----------    -----------   ------------   -----------  ----------
INTERFUND TRANSFERS                             14,168     (5,733,935)     1,495,739    (11,599,891)   (3,078,069)  4,543,496
                                               -------    -----------    -----------   ------------   -----------  ----------
NET INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR PLAN BENEFITS                  14,168     11,557,203     31,525,345     (2,566,899)   19,789,284   7,513,906

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of year                            42,748     59,819,346     60,460,475     66,877,810    61,419,855     567,924
                                               -------    -----------    -----------   ------------   -----------  ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of year                                 $56,916    $71,376,549    $91,985,820   $ 64,310,911   $81,209,139  $8,081,830
                                               -------    -----------    -----------   ------------   -----------  ----------
                                               -------    -----------    -----------   ------------   -----------  ----------



                                          ---------------------------------------
                                                          Costco
                                                         Companies,
                                             Mid-Cap        Inc.
                                             Growth        Common     Participant
                                              Fund         Stock         Loans          Total
                                          -----------   -----------   -----------    ------------
NET INVESTMENT RESULTS:
  Net appreciation in fair value of
     investments                          $ 1,117,915   $ 49,702,156  $    --        $ 66,554,668
  Interest                                     11,608         81,610       --           8,470,004
  Dividends                                   107,527           --         --          16,024,933
                                          -----------   ------------   -----------   ------------
        Total net investment results        1,237,050     49,783,766       --          91,049,605
                                          -----------   ------------   -----------   ------------

CONTRIBUTIONS TO THE PLAN:
  Employee                                  1,628,324      6,300,349       --          34,940,730
  Rollovers                                   200,487         67,419       --             776,177
  Employer                                  1,881,198      8,534,060       --          45,724,106
                                          -----------   ------------    -----------  ------------
       Total contributions                  3,710,009     14,901,828       --          81,441,013
                                          -----------   ------------    -----------  ------------
DISTRIBUTIONS TO PARTICIPANTS:
  Hardship withdrawals                        (11,693)      (730,820)       --         (2,169,774)
  Terminations                               (144,251)    (2,307,197)       --        (12,504,730)
                                          -----------   ------------    -----------  ------------
       Total distributions                   (155,944)    (3,038,017)       --        (14,674,504)
                                          -----------   ------------    -----------  ------------
PARTICIPANT LOANS:
  New loans                                  (237,584)    (4,351,299)    14,407,223        --
  Loan repayments                              28,961        216,643       (878,021)       --
                                          -----------   ------------    -----------  ------------
       Total loans                           (208,623)    (4,134,656)    13,529,202        --
                                          -----------   ------------    -----------  ------------
INTERFUND TRANSFERS                         6,820,329      7,538,163        --             --
                                          -----------   ------------    -----------  ------------
NET INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR PLAN BENEFITS             11,402,821     65,051,084     13,529,202   157,816,114

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of year                          617,345     60,038,281        --        309,843,784
                                          -----------   ------------    -----------  ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of year                            $12,020,166   $125,089,365    $13,529,202  $467,659,898
                                          -----------   ------------    -----------  ------------
                                          -----------   ------------    -----------  ------------


   The accompanying notes and schedules are an integral part of this statement.

                                       COSTCO

                               401(k) RETIREMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                                 DECEMBER 31, 1997




1.  PLAN DESCRIPTION:

The following description of the Costco 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Costco Wholesale Corporation and The Price Company are wholly-owned subsidiaries of Costco Companies, Inc. Prior to January 1, 1997 the Plan was named the PriceCostco 401(k) Retirement Plan.

ELIGIBILITY

The Plan covers certain employees over the age of 18 who have completed one year of service containing a minimum of 1,000 hours worked. The employee enters the Plan on the entry date following the fulfillment of these requirements. The Price Company employees covered by a collective bargaining agreement in the State of California are not eligible for participation in this Plan.

CONTRIBUTIONS

Each year, participants may contribute from 1% to 15% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as "rollover" contributions).

The Company matches 50% of the employee's contribution, up to a maximum employer matching contribution of $500. The Company may, at its discretion, make a qualified nonelective contribution. In addition, for each plan year, the Company may contribute a discretionary amount to the account of each participant who is employed by the Company on the last day of the plan year. The discretionary contribution may range from 3% to 10% of compensation based on years of service.

PARTICIPANT ACCOUNTS

Each participant's account is credited with his or her contributions, employer matching and discretionary contributions, and an allocation of plan earnings. Allocations are based on participant account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their contributions and any qualified nonelective contributions, plus actual earnings thereon. Vesting in the employer matching and discretionary contributions is based on years of continuous service, according to the following schedule:

                      Years of Service    Percentage Vested
                      ----------------    -----------------
                        Less than 2               0%
                        2-3                      10
                        3-4                      25
                        4-5                      50
                        5 or more               100

FORFEITURES

During 1997, forfeitures of approximately $1,120,000 were used to reduce the employer contributions to the Plan. Forfeitures can be restored to a participant's account if the participant is re-employed by the Company prior to the expiration of five consecutive breaks in service and repays the full dollar amount distributed because of the termination within five years of the reemployment date. As of December 31, 1997, forfeitures of approximately $714,000 had not been used to reduce employer contributions. These forfeitures will be used to offset future employer contributions.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct contributions in any of the seven investment options listed below. T. Rowe Price acts as trustee for all investments, serves as investment manager for all funds and provides record keeping of all participant accounts. Funds may be temporarily invested in a cash account.

     Stable Value Fund -- Funds are invested primarily in high-quality insurance company and bank-issued investment contracts.

     Equity Income Fund -- Funds are invested in common stocks of established companies that pay above-average dividends and have prospects of future dividend increases.

     Spectrum Income Fund -- Funds are invested in a managed mix of funds including four domestic bond funds, an international bond fund, a money market fund and an income-oriented stock fund.

     Spectrum Growth Fund -- Funds are invested in a managed mix of funds, including five U.S. stock funds, an international stock fund and a money market fund.

     New Horizons Fund -- Funds are invested in common stock of rapidly growing companies in a broad range of industries.

     Mid-Cap Growth Fund - Funds are invested in stock of companies with medium-sized market capitalization that have attractive growth prospects and established operating histories.

     Costco Companies, Inc. Common Stock Fund -- Funds are invested in common stock of the Company.

Participants may change their investment options daily.

UNIT ACCOUNTING

All contributions to a participant's account and the participant's account balance are reflected in units of each fund selected or shares of Costco Companies, Inc. common stock. As of December 31, 1997 and 1996, units held by the Plan were as follows:


                            Units/Shares Held at     Units/Shares held at
  Description of Asset        December 31, 1997        December 31, 1996
  --------------------      --------------------     ---------------------
  Stable Value Fund               60,285,173               47,323,062
  Equity Income Fund               3,226,066                2,388,188
  Spectrum Income Fund             5,300,638                5,775,164
  Spectrum Growth Fund             4,634,631                3,614,568
  New Horizons Fund                  293,823                  --
  Mid-Cap Growth Fund                361,997                  --
  Costco Companies, Inc.
    Common Stock                   2,634,491                2,170,687

DISTRIBUTIONS

Upon termination of employment, death or total disability, the vested interest in a participant's account is distributed in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59-1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a one-year period.

PARTICIPANT LOANS

Effective July 1, 1997, a participant may borrow the lesser of $50,000 or 45% of his or her vested account balance (including participant pre-tax and Company matching contributions, excluding the Company discretionary contribution balance), with a minimum loan of $1,000. Loans are payable through payroll deductions over a period ranging up to 180 months, depending on the purpose of the loan. The interest rate is determined by the plan administrator based on prevailing market conditions. The rates at December 31, 1997 were either 9.5% or 10.5%, depending on the type of loan.

PLAN ADMINISTRATOR

The Plan is administered by the Benefits Committee ("the Committee"), which is appointed by the Board of Directors of the Company.

ADMINISTRATIVE EXPENSES

All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to the plan investments are shown as a reduction of net investment results.

2.  SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements requires the use of estimates. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value. Registered investment company funds and Costco Companies, Inc. common stock are valued using the closing price of the investments on the last day of business of the plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of assets includes the change in the fair value of assets from one period to the next, and realized gains and losses, and is computed using the moving average method.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

4.  TAX STATUS:

The IRS has informed the Company, by a letter dated November 29, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended subsequent to receiving a determination letter. The plan administrator and the Plan's counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRS.

                                                                     SCHEDULE I

                                       COSTCO

                               401(k) RETIREMENT PLAN

                                  EIN:  33-0572969
                                     PIN:  002

             ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              AS OF DECEMBER 31, 1997


Identity of Party Involved/
Description of Investments                              Cost         Current Value
------------------------------------------        ------------     ----------------
*T. Rowe Price:
  Cash and cash equivalents                       $     56,916       $     56,916
  Stable Value Fund                                 60,285,173         60,285,173
  Equity Income Fund                                75,944,088         84,103,540
  Spectrum Income Fund                              59,582,240         61,805,443
  Spectrum Growth Fund                              71,736,216         73,829,666
  New Horizons Fund                                  6,567,441          6,846,070
  Mid-Cap Growth Fund                                9,337,299         10,353,107

*Costco Companies, Inc. common stock                75,551,184        117,564,146

*Participant loans, with interest rates of
   9.5% or 10.5%                                    13,529,202         13,529,202
                                                  ------------       ------------
                                                  $372,589,759       $428,373,263
                                                  ------------       ------------
                                                  ------------       ------------

*Represents a party in interest.

   The accompanying notes are an integral part of this schedule.

                                                                   SCHEDULE II

                                       COSTCO

                               401(k) RETIREMENT PLAN

                                  EIN:  33-0572969

                                      PIN 002

                   ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED DECEMBER 31, 1997


CATEGORY (III) -- SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS AT
                  BEGINNING OF YEAR

                                                                                       Costco
                                                                                      Companies,
                               Stable        Equity       Spectrum      Spectrum        Inc.
                               Value         Income        Income        Growth        Common
                               Fund           Fund          Fund          Fund          Stock
                             -----------   -----------   -----------   -----------   -----------
PURCHASES:
  Number of transactions              92           135            55            95           145
  Purchase price             $33,188,873   $30,571,949   $ 8,669,078   $24,990,917   $35,250,926

SALES:
  Number of transactions             162           119           196           158           109
  Sale price                 $20,244,052   $10,118,914   $14,015,721   $ 9,045,951   $21,939,806
  Cost of asset               20,244,052     8,464,208    12,861,577     7,715,605    17,778,847
                             -----------   -----------   -----------   -----------   -----------
  Gain                       $   --        $ 1,654,706   $ 1,154,144   $ 1,330,346   $ 4,160,959
                             -----------   -----------   -----------   -----------   -----------
                             -----------   -----------   -----------   -----------   -----------

There were no category (i), (ii) or (iv) transactions.

   The accompanying notes are an integral part of this schedule.